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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   9  )*
                                           -----


                           US FACILITIES CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   911822104
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

-----------------------                                  ---------------------
  CUSIP NO. 911822104                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Howard Steven Singer
      SSN: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            186,997

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             186,997

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      281,722
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)


Item 4. Ownership:
        ---------

       (a)  Amount Beneficially Owned: 281,722/1,//2/
            -------------------------

       (b)  Percent of Class: 4.8%
            ----------------

       (c)  Number of shares as to which such person has:
            --------------------------------------------
              (i) sole power to vote or to direct the vote: 186,997
             (ii) shared power to vote or to direct the vote: 0
            (iii) sole power to dispose or to direct the disposition of: 186,997
             (iv) shared power to dispose or to direct the disposition of: 0

Item 5: Ownership of Five Percent or Less of a Class
        --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following [X].

-----------
/1/ Includes 86,311 shares held by a third party in his capacity as trustee of the Singer Family Trust, which trust is for the benefit of Mr. Singer and members of his family, 8,414 shares held by Mr. Singer's wife as trustee for the benefit of their descendants, 33,530 shares held by Mr. Singer as trustee of certain trusts for members of the family of a third party, and 7,000 shares held by a partnership of which Mr. Singer is the general partner. Mr. Singer disclaims beneficial ownership of all such shares. The above amount also includes 2,800 shares held by Mr. Singer's individual retirement account, 23,667 shares which Mr. Singer has the immediate right to acquire under the US Facilities Corporation Amended 1991 Employee Stock Option Plan; and 30,000 shares which Mr. Singer has the immediate right to acquire pursuant to options purchased from the issuer.

/2/ Attached to each share of Common Stock is a stock purchase right issued pursuant to the US Facilities Corporation Rights Plan.


                               Page 3 of 4 Pages

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1996
      -----------------

Signature:   /s/ Howard Steven Singer
             ----------------------------------------------

Name/Title: Howard Steven Singer
            -----------------------------------------------

                               Page 4 of 4 pages